UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): __ Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	___Form 10-D	Form N-SAR

____Form N-CSR

For Period Ended: August 31, 2006

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q
[ ]	Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: TERRA NOSTRA RESOURCES CORP.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number): 55 SOUTH LAKE AVENUE, SUITE 700,

City, State and Zip Code: PADADENA, CA 91101
PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) X

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or

portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

The Form 10-QSB for the period ended August 31, 2006 will not be submitted by the deadline due to a situation where the workload exceeds available personnel. Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report. The Registrant was unable to complete analysis of all financial and non-financial information needed to be included in the report. As a result, the Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to October 16, 2006.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
W. SCOTT LAWLER	951	506-8888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). X Yes __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? X Yes __ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Terra Nostra expects to report results of operation for the period ended August 31, 2006 that are significantly different than its results of operations from the same period in the previous year. As a result of the closing of the Joint Venture agreement with Shandong Terra-Nostra Jinpeng Metallurgical Co Ltd. (“STJMC”) and Shandong Quanxin Stainless Steel Co. Ltd. in the fiscal year ending May 31 2006, Terra Nostra will report consolidated revenues for the three months ended August 31, 2006 of $59,688,401 as compared to having previously reported no revenues, on a consolidated basis solely with Shandong Quanxin Stainless Steel Co. Ltd. (“SQSS”), for the three months ended August 31, 2005. This increase in revenues is primarily as a result of the consolidation of the operations of STJMC, of $53,736,630, with the balance, $5,951,771, from the operations of SQSS, which commenced operations in January, 2006. As a result, Terra Nostra also expects to report increased consolidated expenses over the three months period ended August 31, 2006 which are at the time of this filing expected to be approximately be $59,088,000, as compared to expenses of $3,080,437 on a consolidated basis solely with SQSS, for the three months ended August 31, 2005.

     TERRA NOSTRA RESOURCES CORP. (Name of Registrant as Specified in Charter) has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 17, 2006	By: /s/ Donald C. Nicholson
	Name and Title:	Donald C. Nicholson, Principal Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b -25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (section 232.201 or section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to rule 13(b) of Regulation S-T (section 232.13(b) of this chapter.